River Oaks Tower

3730 Kirby Drive, Suite 1200

Houston, Texas 77098

                                                                                       July 9, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Laura Crotty

                 Christine Westbrook

Re:	Aravive, Inc. Registration Statement on Form S-3 File No: 333-239512

Ladies and Gentlemen:

Aravive, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended (File No. 333-239512), to become effective on Monday, July 13, 2020, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 or (212) 907-6457 with any questions you may have concerning this request, and please notify either Ms. Marlow or Mr. Egan when this request for acceleration has been granted.

Very truly yours,

ARAVIVE, INC.

By:	/s/ Vinay Shah
Name: Vinay Shah Title: Chief Financial Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP Patrick J. Egan, Esq., Gracin & Marlow, LLP